VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

Michael J. Aiello Michael.Aiello@weil.com +1 212 310 8552

July 17, 2017

Maryse Mills-Apenteg

Special Counsel

Office of Information Technologies and Services

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:          Black Knight Holdco Corp.

Registration Statement on Form S-4

Filed June 13, 2017

File No. 333-218707

New BKH Corp.

Registration Statement on Form S-1

Filed June 21, 2017

Filed No. 333-218856

Dear Ms. Mills-Apenteg:

On behalf of Black Knight Holdco Corp. (“New Black Knight”) and New BKH Corp. (“New BKH”, and together with New Black Knight, the “Companies”), please find a response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated July 10, 2017 (the “Comment Letter”) with regard to the registration statements on (i) Form S-4 (File No. 333-218707), filed by New Black Knight on June 13, 2017 (the “New Black Knight Registration Statement”) and (ii) Form S-1 (File No. 333-218856), filed by New BKH on June 21, 2017 (the “New BKH Registration Statement”, together with the New Black Knight Registration Statement, the “Registration Statements”). The responses are based on information provided to us by the Companies, Fidelity National Financial, Inc. (“FNF”) and Black Knight Financial Services, Inc. (“Black Knight”).

Set forth below in bold are the comments contained in the Staff’s comment letter pertaining to the Registration Statements.  Immediately below each of the Staff’s comments is the Companies’ response to that comment.  For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter.  In addition, the Companies are filing concurrently with this letter an amendment to the New Black Knight Registration Statement (the “New Black Knight Amended Registration Statement”) and an amendment to the New BKH Registration Statement (the “New BKH Amended Registration

Statement”, and together with the New Black Knight Amended Registration Statement, the “Amended Registration Statements”), which includes revisions to the Registration Statements in response to the Staff’s comments below.  The Companies are also mailing to the Staff’s attention for its convenience a hard copy of this letter together with five copies of the Amended Registration Statements marked to indicate changes to the Registration Statements that were filed on June 13, 2017 and June 21, 2017, respectively.  Terms used and not defined herein, but defined in the Amended Registration Statements, have the meanings given to such terms in the Amended Registration Statements. All references to page numbers and captions correspond to the page numbers and corresponding captions in either the New Black Knight Amended Registration Statement or the New BKH Amended Registration Statement, as applicable.

Questions and Answers About the Transactions

Q. What will happen to the holders of Black Knight Class B common stock and BKFS LLC Units?, page i

1.              You disclose that the Black Knight Financial Services, Inc. (“Black Knight”) Class B common stock shares held by certain affiliates of Thomas H. Lee Partners, LP (“THL Interest Holders”) are not affected by the merger agreement and will be exchanged via the THL Interest Exchange Agreement.  Please confirm that any resale of the securities to be issued in the THL Interest Exchange Agreement will be registered on a separate registration statement.

In response to the Staff’s comment, the disclosure has been revised on page 88 of the New Black Knight Amended Registration Statement and on page 63 of the New BKH Amended Registration Statement. New Black Knight acknowledges the Staff’s comment and confirms that any resale of the securities to be issued in the THL Interest Exchange Agreement will be registered on a separate registration statement.  As noted in Section 5.4 of the THL Interest Exchange Agreement, such securities will also be subject to that certain Registration Rights Agreement, dated May 26, 2015, by and among Black Knight and the THL Interest Holders, which shall be assigned to New Black Knight at the closing of the transactions.

Q. Why is Black Knight proposing the transactions?, page ii

2.              Please revise to explain why the merger transaction would allow New Black Knight to be eligible for certain indices, such as the S&P Midcap 400 Index or S&P 500 Index.

In response to the Staff’s comment, the disclosure has been revised on pages iii, 62 and 64 of the New Black Knight Amended Registration Statement and on page 41 of the New BKH Amended Registration Statement.

Summary

The Companies, page 1

3.              Please consider adding a description of Black Knight Financial Services, LLC (“BKFS LLC”) and the THL Interest Holders in this section.

In response to the Staff’s comment, the disclosure has been revised on pages 1 through 3 and pages 47 and 48 of the New Black Knight Amended Registration Statement and on pages 1 through 3 of the New BKH Amended Registration Statement.

4.              To facilitate understanding, please consider including a diagram or chart of the transactions and parties involved in an appropriate section in the forepart of your document.

In response to the Staff’s comment, we have added diagrams which illustrate the structure and parties to the transaction on pages 7 through 10 of the New Black Knight Amended Registration Statement and on pages 8 through 11 of the New BKH Amended Registration Statement.

Risk Factors, page 22

5.              Please add a risk factor that addresses the provisions under the Non-Competition Agreement that restrict your ability to operate in businesses that will compete with Fidelity National Financial, Inc. (“FNF”) or be acquired by businesses that engage in title generation/escrow services, appraisal, or default and field services work (other than technology solutions for such services), or advise.

In response to the Staff’s comment, the disclosure has been revised on pages 28 and 29 of the New Black Knight Amended Registration Statement and on pages 19 and 20 of the New BKH Amended Registration Statement.

The Transactions

Background of the Transactions, page 45

6.              Please revise to provide the identities of the FNF representative and Black Knight board member that held initial discussions in early December 2016, and also identify the members of FNF management that described the contemplated structure of the spin-off and mergers at the December 6, 2016 meeting with the Black Knight board.

In response to the Staff’s comment, the disclosure has been revised on page 51 of the New Black Knight Amended Registration Statement. Following conversations with the parties aware of the potential transaction at such time, we have confirmed that no initial discussions took place in early December 2016 between a FNF representative and a Black Knight board member.  The prior statement has been removed from the background in the New Black Knight Amended Registration Statement.

7.              Further, please revise to describe the substance of the discussion the Black Knight directors undertook prior to voting to approve the contemplated distribution of Class B shares and the issuance of a press release on December 7, 2016.

In response to the Staff’s comment, the disclosure has been revised on page 51 of the New Black Knight Amended Registration Statement.  We have assumed that your comment refers to the discussion of the FNF directors at the December 6, 2016 meeting, as the board of directors of Black Knight did not consider the distribution prior to the December 6, 2016 meeting.

8.              Please revise to describe the financial analyses of the proposed transaction provided by Goldman Sachs on June 7, 2017, briefly mentioned on page 54.  Also, please describe any financial projections or information provided to Goldman Sachs by either Black Knight or FNF management.  To the extent that Goldman Sachs provided an opinion or report, please provide the disclosure required by Item 1015 of Regulation M-A and file the opinion or report as an exhibit, as required by Item 21(c) of Form S-4.

In response to the Staff’s comment, the disclosure has been revised on page 59 of the New Black Knight Amended Registration Statement.

Recommendation of the Black Knight Special Committee, page 55

9.              Please clarify why the Black Knight Special Committee believed the transactions would provide a more effective tool for management compensation, as noted in the last bullet point on page 56.

In response to the Staff’s comment, the disclosure has been revised on page 62 of the New Black Knight Amended Registration Statement.

Share Repurchase Program, page 121

10.       Please clarify how the spin-off and merger transactions will affect your three-year share repurchase program, which involves the repurchase by Black Knight of up to 10 million shares of Class A common stock.

In response to the Staff’s comment, the disclosure has been revised on pages 119 and 125 of the New Black Knight Amended Registration Statement and on pages 108 and 114 of the New BKH Amended Registration Statement.

Review, Approval or Ratification of Transactions with Related Persons, page 137

11.       On page 173, you disclose that your charter does not prohibit you from pursuing corporate opportunities involving FNF or the THL Interested Holders that are affiliated with your directors.  Please revise this section to clarify how you will approve potential related party corporate opportunities involving entities affiliated with your directors, including FNF and the THL Interested Holders.

In response to the Staff’s comment, the disclosure has been revised on pages 141 and 142 of the New Black Knight Amended Registration Statement and on pages 130 and 131 of the New BKH Amended Registration Statement.

Compensation of Executive Officers / Compensation Arrangements,  page 138

12.       Where appropriate, please explain how the merger transactions will affect your executive compensation agreements and plans.  For example, please clarify whether the mergers would constitute a change of control transaction that would vest outstanding long-term equity incentive awards.

In response to the Staff’s comment, the disclosure has been revised on page 152 of the New Black Knight Amended Registration Statement and on page 142 of the New BKH Amended Registration Statement.

New BKH Corp. Registration Statement on Form S-1

13.       Please revise the New BKH Corp. registration statement on Form S-1 in accordance with the above comments, as applicable.

In response to the Staff’s comment, the New BKH Registration Statement has been revised as described in the responses to comments applicable to the New BKH Amended Registration Statement.

If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 310-8552.

Sincerely,

/s/ Michael J. Aiello
Michael J. Aiello

cc:                                Melissa Walsh

Staff Accountant

SEC

Craig D. Wilson

Senior Assistant Chief Accountant

SEC

Edwin Kim

Attorney Advisor

SEC

Michael Gravelle

Executive Vice President, General Counsel and Corporate Secretary

Fidelity National Financial, LLC